ALGONQUIN POWER & UTILITIES CORP.
(the “Corporation”)
ANNUAL MEETING OF SHAREHOLDERS
JUNE 3, 2021

VOTING RESULTS

Resolution # 1:

By way of online ballot, the shareholders approved the re-appointment of Ernst & Young LLP as auditors of the Corporation for the ensuing year.

Ballots Tabulated:

For:	287,471,503	99.57%
Withheld:	1,245,233	0.43%
Total:	288,716,736	100%

Resolution # 2:

By way of online ballot, the shareholders elected each of the following director nominees to hold office until the end of the next annual meeting of shareholders or until his or her successor is duly elected or appointed.

Ballots Tabulated:

Nominees	For	%	Withheld	%
Christopher Ball	263,756,761	94.29	15,982,779	5.71
Arun Banskota	279,209,311	99.81	530,229	0.19
Melissa Stapleton Barnes	279,043,669	99.75	695,871	0.25
Christopher Huskilson	279,131,852	99.78	607,688	0.22
D. Randy Laney	279,104,688	99.77	634,852	0.23
Carol Leaman	279,172,883	99.80	566,657	0.20
Kenneth Moore	267,779,544	95.72	11,959,996	4.28
Masheed Saidi	279,089,815	99.77	649,725	0.23
Dilek Samil	277,098,832	99.06	2,640,708	0.94

Resolution # 3:

By way of online ballot, the shareholders approved the advisory resolution set forth in Schedule “A” of the Corporation's management information circular dated April 15, 2021 (the "Circular") to approve the approach to executive compensation as disclosed in the Circular.

Ballots Tabulated:

For:	270,134,496	96.57%
Against:	9,605,042	3.43%
Total:	279,739,538	100%

DATED this 3rd day of June, 2021

ALGONQUIN POWER & UTILITIES CORP.

/s/ George Trisic
___________________________________
George Trisic
Chief Governance Officer and Corporate Secretary